Exhibit 99.1

ANNUAL REPORT 2012

2 Progen Pharmaceuticals Limited

3 Annual Report 2012 CONTENTS 04 06 08 10 12 23 24 25 26 27 28 56 57 59 61 Chairman’s Address Technology PharmaSynth Corporate Governance Directors’ Report Auditor’s Independence Declaration Statement of Comprehensive Income Statement of Financial Position Statement of Changes in Equity Statement of Cash Flows Notes to the Financial Statements Directors’ Declaration Independent Auditor’s Report ASX Additional Information Intellectual Property Portfolio

Progen Pharmaceuticals Limited CHAIRMAN’S ADDRESS Dear Shareholders, I am pleased to report to you on the Company’s progress. During 2012 we realised the results of the corporate review and restructuring undertaken over the past few years. Progen has had a year of cost management and rationalisation, with the company able to reduce its net loss by 43.6% to $3.440 million. This is a significant decrease over the $6.098 million loss in the previous year. Following Board and Senior Management changes in 2011 and 2012, Progen is now operating using a virtual business model typical in biotechnology, by outsourcing activities such as preclinical and regulatory functions to maximise the company’s resources to continue to develop our oncology drug pipeline. The Company delivered revenues of $2.835 million, a 21.5% decrease from the previous finanical year, primarily due to the delivery of fewer manufacturing contracts by PharmaSynth as we experienced fluctuating market conditions. The company ended the financial year with cash and cash equivalents (including held-to-maturity investments) totalling $5.02 million. The likely developments in the year ahead include: (1) Conducting further pre-clinical models of PG545 using an intravenous (IV) route of administration In September 2011, Progen closed its Phase 1 clinical trial due to an unexpected injection site reaction arising from the subcutaneous route of administration. The Company has been carrying out additional preclinical studies using an IV route of administration and will then seek to commence a second Phase 1 study of the safety and tolerability of PG545 in humans during 2013. (2) Providing necessary support to Medigen Biotechnology Corp. (Medigen) in order to reach value inflection milestones associated with the License and Collaboration agreement. In June 2010, the Company executed an exclusive worldwide License and Collaboration Agreement with Medigen for the product development and commercialisation of PI-88 for oncology indications. In September 2011, Medigen commenced enrolment of an international Phase III trial of PI-88 in the adjuvant treatment of subjects with hepatitis virus-related hepatocellular carcinoma (HCC) after surgical resection, known as the PATRON trial. The PATRON trial has clinical trial sites open in Taiwan, China and South Korea, with PharmaSynth supplying the clinical trial materials for the trial. Progen is positioned to benefit from additional milestone revenue as Medigen continue to develop PI-88 towards regulatory submissions for commercial launch. (3) Continue to drive progress in the company’s manufacturing business, PharmaSynth Pty Ltd. PharmaSynth operates a “currently Good Manufacturing Practices” (cGMP) certified manufacturing facility that provides contract manufacturing services on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries. PharmaSynth has undertaken significant rebranding and domestic and international business development initiatives as it looks to leverage positive industry growth opportunities. These opportunities are strengthened by the introduction of the Federal Government Research and Development Tax Incentive which should induce Australian biotech companies to explore Australian manufacturing options. (4) Conduct a capital raising to ensure adequate resources are available to progress the company’s drug portfolio. Despite our ongoing efforts to reduce cash burn, the continued development of our oncology drug portfolio requires additional capital to reach value inflection points. The Company will seek to raise additional capital during the 2013 financial year. 5) Build partnerships for the commercialisation and ongoing development of our oncology drug portfolio. We are actively promoting PG545 to facilitate licensing and partnering discussions with life science companies to assist in driving and developing PG545 for use in oncology indications. Thank you for your ongoing support. I look forward to providing further updates to you at our 2012 Annual General Meeting. Chairman

Annual Report 2012 The company ended the financial year with cash and cash equivalents (including held-to-maturity investments) totalling $5.02 million.

Progen Pharmaceuticals Limited TECHNOLOGY CONTROLLING TUMOUR GROWTH AND SPREAD: ANTI-ANGIOGENESIS AND ANTI-METASTATIC COMPOUNDS In the context of cancer, angiogenesis is the process by which new blood vessels are formed to support the growth of tumours by supplying them with nutrients and oxygen. Progen’s technology works to disrupt tumour growth by preventing the process through which angiogenic growth factor proteins trigger blood vessel growth. Progen’s compounds do this by mimicking the action of an essential sugar, heparan sulfate, ultimately preventing the cell signalling required for the formation of new blood vessels. Progen’s compounds block signalling of multiple growth factors, which have advantages over existing targeted therapies. In addition to preventing tumour growth, Progen’s compounds also inhibit the enzyme heparanase. This is the only enzyme capable of cleaving heparan sulfate, an essential step in the cell signalling process. By inhibiting this enzyme, Progen’s compounds can help stop the spread of the cancer (metastasis) throughout the body. It is this dual mechanism exploited by Progen’s anti-angiogenesis and anti-metastatic technologies that differentiates its compounds from others in the market and in development. PI-88 (Partnered) PI-88 (muparfostat) is a first-in-class heparanase inhibitor with an extensive patent family in all the key markets covering its composition of matter and use in oncology. In June 2010, Progen signed a license and collaboration agreement with Medigen Biotechnology Corporation to complete product development and global commercialisation of PI-88 for use in oncology. Medigen have since commenced a Phase 3 clinical trial (named PATRON) in post-resection liver cancer, with sites open in Taiwan, China and South Korea. The randomised, placebo-controlled, multinational trial will enrol approximately 500 subjects globally, with the majority of patients enrolled from Asia. Disease-free survival will be employed as the primary endpoint for efficacy assessment. Other endpoints such as time to recurrence, tumour recurrence rate and overall survival will be measured as secondary endpoints. PG545 PG545, a small molecule heparan sulfate mimetic and is a fully synthetic single chemical entity. PG545 inhibits growth factor signalling and heparanase activity and displays potent anti-tumour and anti-metastatic activity in preclinical models. Progen commenced a Phase 1 clinical trial with PG545 in late 2010, with the primary objective of the study being the determination of the maximum tolerated dose as defined by significant dose limiting toxicity. The trial was halted in September 2011 due to unexpected injection site reactions seen in patients. The company is reviewing a potential change in the route of administration from subcutaneous to intravenous (IV) to address this issue and is confident that with further development, it will re-enter clinical trials in 2013. Future Focus • Perform additional PG545 preclinical studies using the IV route of administration • Initiate PG545 Phase 1 clinical trial in advanced cancer patients using the IV route of administration during 2013 • Identify preclinical proof-of-concept in specific cancer types in preparation for Phase 2 clinical studies • Prepare PG545 Investigational New Drug (IND) filing for the US FDA • Initiate PG545 Phase 2 trial in selected cancer indication • Seek licensing and partnering opportunities for PG545 as it continues pre-clinical and clinical development • Continue to support our partner Medigen Biotechnology Corporation in the development of PI-88 PIPELINE COMPOUND EARLY DISCOVERY LATE DISCOVERY EARLY PRECLINICAL LATE PRECLINICAL PHASE 1 PHASE 2 PHASE 3 NDA Muparfostat Post-resection HCC Muparfostat Metastic Melanoma PG545 (Partnered) (Partnered)

Annual Report 2012

Progen Pharmaceuticals Limited PHARMASYNTH PharmaSynth is a biopharmaceutical contract manufacturing organisation (CMO) that makes active pharmaceutical ingredients, predominantly for use in human clinical trials but also manufactures veterinary products, some for commercial use. The 2012 results reflect the continuing fluctuating economic market conditions affecting contract service providers in the biotechnology industry. Due to the delivery of fewer manufacturing contracts, we saw our revenue level decrease 22.3% from the 2011 financial year. We continue to experience repeat business from our existing customers which reinforces our value proposition and we are encouraged by increasing customer enquiries and quotation activity. We are buoyed by the positive trends emerging within the Australian industry which we expect to increase PharmaSynth’s manufacturing activity. These trends include the introduction of the Government’s Research and Development (R&D) Tax Incentive which helps PharmaSynth’s eligible clients use tax offsets to leverage funding for process development and clinical testing programmes. We have streamlined access for our clients to the R&D Tax Incentive by becoming a registered Research Service Provider. From 2013, international CMO, DSM Biologics (Netherlands) will begin operating a facility providing mammalian process development, cGMP clinical and commercial manufacturing services in Brisbane, Queensland. We anticipate the DSM facility will give the industry much needed momentum and highlight Australia as a life sciences service provider. PharmaSynth has undertaken significant rebranding by developing a new logo, website and related promotional materials. We have developed marketing initiatives for both the domestic market and internationally, particularly Asia. These initiatives included exhibiting at the 11th BioBusiness Asia Conference in Taipei, Taiwan, at the CPhi China Conference and participating in a National Road Show with Life Sciences Queensland and DSM. we can offer a complete clinical supply service.

Annual Report 2012 To develop transformational growth for PharmaSynth in the long term, we are exploring further opportunities afforded within the veterinary sector such as manufacturing additional commercial products and developing our own product line. The past year saw us manufacture a wide range of products for our clients. These products included recombinant proteins, synthetic small molecules and viral vaccines. This flexibility in manufacturing technologies means our facility is particularly suited to servicing the clinical trial requirements of biotechnology companies where every product is different. This, combined with our rapid turnaround times, gives us a competitive advantage over larger contract manufacturing organisations. Over the past year, we manufactured for several Australian biotechnology companies including manufacturing mannosylated fusion protein (M-FP) for Prima BioMed CVac™ cancer vaccine for use in the forthcoming CANVAS pivotal clinical trial. In addition to this, we continue to manufacture a viral vaccine for Pfizer Animal Health and assist our parent company, Progen, with the development of PG545, which led to the drug’s manufacture for the Phase 1 clinical trial. Another key client for us is Medigen Biotechnology Corporation, based in Taiwan. We continued to manufacture PI-88 for the phase 3 “PATRON” clinical trial, project managed the fill, finish, labelling and distribution. This project reaffirms our capabilities as a true “one-stop shop” for virtual biotechnology organisations, as we can offer a complete clinical supply service. Our success in biopharmaceutical manufacturing would not be possible without the hard work and dedication of our skilled manufacturing team. We are fortunate to have access to world-class scientists with experience in this field as these skills are not common in Australia where the biotechnology service industry is very small. I would like to thank our managers and employees for their dedication and commitment to excellence throughout the year and I look forward to working with them in the coming year. PharmaSynth operates under the regulatory requirement of the code of Good Manufacturing Practice (GMP). We hold licenses from the Australian Therapeutic Drugs Administration (TGA) and The Australian Pesticides and Veterinary Medicines Authority (APVMA) for GMP manufacturing. In addition to this, we are licensed by the Office of the Gene Technology Regulator and the Australian Quarantine Inspection Service which allows us to work with genetically modified organisms and imported biological products, respectively. During 2012, our GMP compliance was audited by many of our clients, both in Australia and internationally. Regulatory oversight is of the utmost importance to us and we continue to strive to maintain and improve our compliance. I see the coming year as an exciting one, with the opportunity to considerably grow the business and to capitalise on the recovery of the biotechnology sector. Les Tillack CEO PharmaSynth

CORPORATE

Progen Pharmaceuticals Limited (the Company) is a dual listed Australian company. Our primary listing is on the Australian Securities Exchange (ASX) and our secondary listing is on the US OTC Market (OTC).

The Board has the ultimate responsibility for the strategy and performance of the Company on behalf of the shareholders to whom they are accountable. The Board is committed to achieving and demonstrating the highest standard of corporate governance through setting values and policies which underlie business activities ensuring transparency and protecting stakeholders' interests.

In setting these values and policies, the Company has considered the ASX Corporate Governance Council's Principles and Recommendations (ASX Recommendations). The Company continuously strives to develop and improve corporate governance processes and standards.

Formal written policies and/or disclosure practices have been disseminated throughout the organisation and measures are in place to achieve compliance.

The Company's practices are largely consistent with the ASX Recommendations and unless otherwise stated, the corporate governance framework operated throughout the entire year.

A detailed description of the Company corporate governance framework follows, for ease of reference this section is structured to be consistent with the ASX Recommendations.

Lay Solid Foundations for Management and Oversight

The Board recognises the need to clearly delineate its own roles and those of Management. In its Charter, the Board has formalised a list of those responsibilities reserved for itself and has delegated certain authority to Management. A copy of the Board Charter can be found on the Company's website.

The Remuneration Committee reviews remuneration policies and practices generally and specifically is responsible in assisting the Board of Directors of the Company in fulfilling its responsibilities in relation to the remuneration of the Board and the senior executives. The Board Charter states the Board is responsible for the selection, appointment and succession planning process of the Company's Chief Executive Officer.

Due to executive and Board level turnover throughout the year, performance evaluations of the Board and executives did not take place during the year.

Structure the Board to Add Value

The majority of the Company's Board is currently comprised of independent directors that have a variety of complimentary skill sets. Details on Board members, their qualifications and dates of service are included in the Directors' Report.

The Company has a procedure in place allowing directors to seek independent professional advice at the Company's expense.

The non-executive directors confer regularly without the involvement of Management and the Company Secretary.

Letters of appointment are provided to all new non-executive directors.

Each member of the Board is committed to spending sufficient time to enable them to carry out their duties as a director of the Company. The number of meetings of the Company's Board of Directors and of each Board Committee held during the year ended 30 June 2012 is found within the Directors' Report.

Progen does not have a permanently established nomination committee because the duties and responsibilities typically delegated to such a committee are accepted as being the responsibility of the full Board. The Board may from time to time establish a nomination committee for a specific purpose; however the final decision rests with the full Board. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a permanent, separate nomination committee and believes the existing arrangement is appropriate for a company of Progen's size and stage of development.

The non-executive directors are appointed for specific terms under the Company's Constitution and subject to re-election in compliance with the ASX Listing Rules and the Corporations Act 2001.

Promote ethical and responsible decision-making

The Progen Board recognises its responsibility to set the ethical tone and standards of the Company. Directors sign a letter of appointment which outlines the fiduciary relationship that exists between the director and the Company. The Company has in place Codes of Ethics and Business Conduct, as well as the Insider Trading and Diversity policies that have been put in place to clearly articulate acceptable practices for directors, senior executives and employees.

The Code of Ethics for Executive Directors and Chief Financial Officer sets out the rules regarding individual responsibilities to Progen, the public and our stakeholders. Additionally, Progen has a Code of Business Conduct which applies to all officers, senior executives and employees. All of these documents are available on Progen's website.

The Company has in place a Diversity Policy which is designed to show the Company's commitment to gender diversity and to acknowledge that a talented and diverse workforce is a key competitive advantage. Diversity includes, but is not limited to, gender, age, race, religion, national origin, ethnicity, cultural background, marital status, sexual orientation or disability. The policy sets out guidelines for the company to follow in managing diversity within the company, including the development of measurable targets and key performance indicators to be reviewed annually by the board.

The Company acknowledges that achieving the desired level of diversity is a long term process. Progen is committed to providing a respectful environment where employees and others in the workplace are treated fairly and all decisions are based on merit, without regard to their differences or similarities.

The Board is committed to diversity and promoting a policy to maximise the achievement of corporate goals. The Company's key area of focus in the context of diversity relates to women in leadership.

At 30 June 2012, the gender diversity statistics for the Company were as follows:

	Female	Total	Female Proportion
Progen Group Staff	6	17	35%
Senior Executives	1	2	50%
Board Members	0	3	0%

10 Progen Pharmaceuticals Limited

Annual Report 2012 Safeguard integrity in financial reporting Progen recognises that an Audit and Risk Management Committee is an efficient mechanism for focusing on issues relevant to the integrity of the Company’s financial reporting. At the commencement of the year the audit committee consisted of three independent, non-executive directors: Mr. Heng Tang (Chair), Dr. Julie Cherrington and Mr. Stuart James. Following the resignation of Julie Cherrington from the board in August 2011, the duties of the Audit and Risk Committee were assumed by the full board. Details of their skills and expertise and the number of meetings held are contained in the Directors’ Report. The Company is currently classified by the Securities and Exchange Commission (SEC) as a non accelerated filer and therefore is exempt from compliance with section 404(b) of the Sarbanes-Oxley Act 2002 (USA). Resultantly, the company is not required to have an external auditor to attest on the internal control over financial reporting; however management continues to comply with section 404(a) of the Sarbanes Oxley Act 2002 (USA) through management’s assessment of the internal control environment. The Audit and Risk Management Committee operates under a Charter that outlines the Committee’s responsibilities, including overseeing the role and independence of the external auditors. A copy of the Audit and Risk Management Committee Charter is available on the Progen website. Make timely and balanced disclosure Progen has put in place mechanisms designed to ensure that all investors have equal and timely access to material information concerning the Company. The Company is aware of the Life Sciences Best Practice Guidance Note and where possible prepares company announcements that comply with this note. Progen maintains a Communication Policy which is designed to ensure that all investors have equal and timely access to material information concerning the Company. Under the policy, Company announcements with the exception of administrative releases are approved by the Company Secretary and a non-executive director. Once announced to the ASX all releases are posted onto the Progen website. The Communication Policy can be found in the corporate governance section of the Progen website. Respect the rights of shareholders Progen’s Communication Policy sets out Progen’s approach in effectively communicating with its shareholders. Additionally, Progen takes advantage of current technologies, including its website and email to communicate directly with its shareholders. Progen’s website contains information about the Company including its activities, core technology platforms, details and background on its executive officers and directors. In addition, all ASX releases are placed on the Company’s website after they are announced to the ASX and remain on the website for several years. Progen encourages shareholder participation at its general meetings. When drafting Notice of Meetings, particular consideration is given to the ASX Guidelines for Notices of Meetings. The guidelines assist in improving such participation through the design and content of the Notices. Recognise and manage risk Although there is no formal risk management policy, the Company maintains a Risk Register to identify manage risk on an ongoing basis. As a biotechnology business, Progen faces risks including those associated with the failure of its technologies or inability to successfully commercialise its drug candidates. Both management and the Board assess and address possible risk factors on an ongoing basis, including management meetings, Board Meetings and Audit and Risk Management Committee Meetings. Remunerate fairly and responsibly At the commencement of the year, the Remuneration Committee consisted of three independent, non-executive directors: Mr. Thomas Burt (Chair), Dr. Julie Cherrington and Mr. Stuart James. Following the resignation of Julie Cherrington from the board in August 2011, the duties of the Remuneration Committee were assumed by the full board. Details, skills and experience of the members are contained in the Directors’ Report. This Committee operates under a formal Remuneration Committee Charter which was approved by the Progen Board after the end of the current financial year. The Remuneration Committee reviews internal remuneration policies and practices and makes specific recommendations to the full Board on remuneration packages of the Company’s executive salaries while taking into consideration performance, relevant comparative information and independent expert advice where necessary. Further information on directors’ and executives’ remuneration is set out in the Remuneration Report section of the Directors’ Report. The following documents are disclosed in full on the Company’s website: • Board Charter • Progen Code of Business Conduct • Communication Policy • Insider Trading Policy • Code of Ethics for Executive Directors and Chief Financial Officer • Audit and Risk Management Committee Charter • The Progen Directors and Employee Option Incentive Plan Rules • Remuneration Committee Charter • Diversity Policy GOVERNANCE

DIRECTORS' REPORT for the year ended 30 June 2012

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2012

01 DIRECTORS

The names of the company's directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James
Dr John Chiplin (resigned 22 August 2011)
Dr Julie Cherrington (resigned 22 August 2011)
Mr Thomas Burt (resigned 30 November 2011)
Mr Heng Tang
Dr Woei-Jia Jiang

02 DIVIDENDS

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2012 (2011: Nil).

03 RESULTS AND REVIEW OF OPERATIONS

COMPANY OVERVIEW

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:
1. Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and
2. The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company's objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

OPERATING AND FINANCIAL REVIEW

Operating Results for the Year
To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2012 was a loss of $3,440,398, being a decrease of 43.6% over the prior year loss of $6,097,706.

The decrease in the loss for 2012 of $2,657,308 is attributable to various factors, including a decrease in research and development expenditure of $1,427,214 following the completion of the PG11047 Phase 1b combination study in advanced cancer patients and the completion of treatment in the PI-88 Phase 2 study in metastatic melanoma. General and administrative savings of $2,360,095 were realised primarily due to reduced legal and other consultancy fees, savings from the termination of the CEO position and office relocation as a result of restructuring.

The following table summarises the consolidated results:

	% Change	2012 $	2011 $
Revenue	(21.5)	2,834,890	3,610,695
Other income	-	56,195	55,752
Research and development expenditure	(49.5)	(1,455,733)	(2,882,947)
Manufacturing expenditure	6.6	(2,670,949)	(2,506,383)
Administrative and corporate expenses (incl. finance costs)	(56.4)	(1,821,647)	(4,181,742)
Other expenses	174.2	(381,660)	(139,170)
Impairment loss	(97.2)	(1,494)	(53,911)
Operating loss	**(43.6)**	**(3,440,398)**	**(6,097,706)**

12 Progen Pharmaceuticals Limited

03 RESULTS AND REVIEW OF OPERATIONS (Cont'd)

Earnings / (Loss) per Share and Net Tangible Assets per Share

	% Change	2012 cents	2011 cents
Basic and diluted loss per share	43.7	(13.9)	(24.7)
Net tangible assets per share	(36.8)	23.0	36.4

Management Discussion and Analysis

Interest and Licensing Income

Interest income fell by 42.6% to $316,385 during fiscal year 2012 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year.

License fee revenue of $510,360 was realised in 2012 (2011: $474,744) as the Company's licensee, Medigen Biotechnology Corporation reached its second milestone in the development of PI-88.

	% Change	2012 $	2011 $
Revenue and other income			
Manufacturing	(22.3)	2,008,145	2,584,456
License fee revenue	7.5	510,360	474,744
Interest revenue	(42.6)	316,385	551,495
Other income	-	56,195	55,752
Total revenue and other income	**(21.1)**	**2,891,085**	**3,666,447**

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1. Preclinical and clinical development of PG545; and
2. The clinical development of other drug candidates including PG11047 and the Phase 2 PI-88 melanoma program.

Research and Development

Research and development expenditure decreased by 49.5% to $1,455,733 during the year ended 30 June 2012, reflecting the completion of both the PG11047 combination study in the USA and the treatment of the final patient in the PI-88 metastatic melanoma study.

The company expended $1,103,725 on the development of its anti-cancer compound PG545 (2011: $1,887,954). Expenditure on US R&D activities, primarily the PG11047 Phase 1b combination study, decreased 87.3% to $71,056 (2011: $555,087) as the study completed enrolment. Expenditure of $13,768 was booked against the PI-88 Phase 2 Melanoma trial (2011: $113,225) which has completed treatment and has proceeded to data-lock.

Manufacturing

PharmaSynth operates a "currently Good Manufacturing Practices" (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by the manufacturing division decreased 22.3% to $2,008,145 in 2012 (2011: $2,584,456) due to the delivery of fewer manufacturing contracts.

The operating result in the manufacturing segment decreased $737,749 to a loss of $662,804 (2011: profit of $74,945).

Liquidity

The Company ended the financial year with cash and cash equivalents and held-to-maturity investments totalling $5,023,130 compared with $10,447,589 at the previous year-end. Progen did not raise additional funds during year ended 30 June 2012.

Cash and cash equivalents at 30 June 2012 were represented by of a mix of highly liquid interest bearing investments with maturities of up to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $5,346,306 was disbursed during the year to fund consolidated net operating activities, compared to $4,650,912 in 2011. Other than regular customers, there were no material collections received in 2012, despite decreased R&D, corporate and other expenses.

Annual Report 2012 13

Progen Pharmaceuticals Limited 03 RESULTS AND REVIEW OF OPERATIONS (Cont’d) Management Discussion and Analysis (Cont’d) Funding Requirements Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs. At present, Progen is undertaking preclinical studies for PG545. At 30 June 2012, the Group has outstanding commitments of $2,163,809 (2011: $1,385,576), of which $863,870 relates to the supply and manufacture of PI-88 to licensee, Medigen Biotechnology Corp., $338,302 relates to the Phase 1 clinical trial of PG545, $300,000 pertaining to the company’s insurance portfolio and the remainder pertaining to operating lease commitments and general expenditure commitments. Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding. 04 SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS (i) Corporate restructure In June 2011, the Company undertook a corporate restructure, including the termination of the company’s lease at its corporate office in Toowong and a restructure of the company’s board and senior management. Dr John Chiplin and Dr Julie Cherrington resigned in August 2011. Mr. Tom Burt stepped down from the board in November 2011. Further, CEO Sue MacLeman finished with the company in August 2011 and Paul Dixon has moved to a consultancy agreement, however continued in his existing capacity as General Manager of Finance and Company Secretary. Dr Woei-Jia Jiang was appointed as a non-executive director during June 2011. The Toowong corporate office was vacated in late August 2011 with all staff moving to the company’s manufacturing facility at Darra. The consolidation of facilities has resulted in a significant cost saving to the group moving forward. 05 SIGNIFICANT EVENTS AFTER THE BALANCE DATE No significant events have occurred after the balance date. 06 LIKELY DEVELOPMENTS AND EXPECTED RESULTS The likely developments in the year ahead include: (i) Continuation of preclinical studies relating to the company’s lead candidate, PG545; (ii) Providing necessary support to Medigen Biotechnology Corporation in order to reach value inflection milestones associated with the License and Collaboration Agreement; (iii) Drive progress and increase profitability in the company’s manufacturing business; and (iv) Conducting a capital raising to ensure adequate resources are available to progress the company’s drug business. 07 DIRECTORS – QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES Directors in office at the date of this report Mr Stuart James BA Honours Independent Non-Executive Chairman Audit Committee Member, Remuneration Committee Member Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector. Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW). Mr James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma. He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd. Mr, James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd. Mr Heng Hsin Tang BENG(Hons) MBA Non-Executive Director Audit Committee Chair, Remuneration Committee Member Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn. Directors’ report for the year ended 30 June 2012

Directors' report for the year ended
30 June 2012

07 DIRECTORS – QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES (Cont'd)

Dr Woei-Jia Jiang
Non-Executive Director
Audit Committee Member, Remuneration Committee Member
Dr Jiang is a bioentrepreneur with more than 20 years experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. He was the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments. Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

Directors who were in office during the year, but not at the date of this report

Dr Julie Cherrington BS MS PhD
Independent Non-Executive Director
Remuneration Committee Member
Julie Cherrington joined Pathway Therapeutics as President and CEO in October 2009. Pathway is a clinical stage company with a focus on the discovery and development of novel PI3K and mTOR inhibitors for the treatment of cancer and inflammatory/respiratory indications. Previously, Dr Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company. SUGEN focused on the discovery and development of small molecule kinase inhibitors for cancer and was a leader in molecular profiling patient samples in concert with innovative Phase 1 and Phase 2 clinical trial designs with novel targeted agents. Dr Cherrington was instrumental in the development of SUTENT and its approval for renal cell cancer and gastrointestinal stromal tumours. Prior to SUGEN, Dr Cherrington held a range of positions of increasing responsibility at Gilead Sciences. Dr Cherrington is currently a member of the Board of Directors of Xenome Ltd, a pain focused biotechnology company.

Dr John Chiplin BPharm PhD
Non-Executive Director
John Chiplin, PhD, has broad-based experience in the life science and technology industries, both from an operational and investment perspective. Most recently he was founding CEO of Arana Therapeutics, a new generation Antibody developer and a board member of Domantis, Inc. - prior to the acquisition of the companies by Cephalon and GSK respectively. Immediately prior to running Arana, Dr. Chiplin was head of the ITI Life Sciences investment fund in the UK. His own investment vehicle, Newstar Ventures Ltd., has funded more than a dozen early stage companies in the past ten years. Dr. Chiplin's Pharmacy and Doctoral degrees are from the University of Nottingham, UK, and he currently serves on the Boards/acts as an advisor to a number of international public/private companies and venture capital funds.

Mr Thomas Burt
Non-Executive Director
Remuneration Committee Chair
Mr Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University Of
Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors' Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 6 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Company Secretary

Paul Dixon
General Manager Finance and Company Secretary
Paul Dixon joined Progen in late 2008 on a contract basis and has since commenced as General Manager of Finance and Company Secretary. Paul's duties include ASX and statutory reporting, audit management, company secretarial duties, oversight of the finance team and internal controls. Prior to joining Progen, Paul was Group Financial Controller for ASX listed manufacturing company Style Limited, where he was responsible for ASX reporting and the management of the international finance function. Prior to this, Paul held accountancy positions with Rio Tinto, Mack Trucks Australia and Betta Stores Limited.

08 PARTICULARS ON DIRECTORS' INTEREST IN SHARES AND OPTIONS

As at the date of this report the directors' interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	-	-
Heng Hsin Tang	1,500	-
Woei-Jia Jiang	109,626	-

Annual Report 2012 15

Directors' report for the year ended 30 June 2012

09 DIRECTORS' ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

The number of directors' meetings held during the year and the number of meetings attended by each director were as follows:

	Directors' meetings		Audit committee meetings		Remuneration committee meetings	
Name	**A**	**B**	**A**	**B**	**A**	**B**
Stuart James	10	10	2	2	-	-
Heng Tang	10	10	2	2	-	-
Woei-Jia Jiang	10	10	1	1	-	-
Thomas Burt	2	2	1	1	-	-
John Chiplin	1	1	-	-	-	-
Julie Cherrington	1	1	1	1	-	-

Key
A : Number of meetings attended
B : Number of meetings held during the time the director held office or was a member of the committee

10 REMUNERATION REPORT - AUDITED

Remuneration Structure
In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration
Non-executive directors' fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors' fees are reviewed periodically by the Board and were last done so on 29 August 2011.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 29 August 2011, fees paid to non-executive directors range from $61,392 to $94,172 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $204,117, exclusive of board committee fees. Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum.

Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors' fund of choice. This benefit forms part of the directors' base fees.

The remuneration of non-executive directors for the periods ended 30 June 2012 and 30 June 2011 is detailed in table 1 of this report.

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of the key management personnel (including the five highest paid executives during the year)

(i) Directors

S. James	Chairman (non-executive)
J. Chiplin	Non-executive Director - resigned 22 August 2011
J. Cherrington	Non-executive Director - resigned 22 August 2011
T. Burt	Non-executive Director - resigned 30 November 2011
H.H. Tang	Non-executive Director
W.J. Jiang	Non-executive Director

(ii) Executives

S. MacLeman	Chief Executive Officer – resigned 26 August 2011
P. Dixon	General Manager – Finance and Company Secretary – resigned 15 July 2011
D. Bampton	Director – Regulatory Affairs – ceased employment 28 February 2012
F. Lankesheer	Director – Business Development and Legal

16 Progen Pharmaceuticals Limited

Annual Report 2012 10 REMUNERATION REPORT - AUDITED (Cont’d) L. Tillack Chief Executive Officer - Pharmasynth There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue. A. Principles used to determine the nature and amount of remuneration Remuneration Philosophy Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value. The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices: • competitiveness and reasonableness; • acceptability to shareholders; • performance linkage/alignment of executive compensation; • transparency; and • capital management. Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans. Remuneration Structure In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct. Non-executive Director Remuneration Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 29 August 2011. The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM. As of 29 August 2011, fees paid to non-executive directors range from $61,392 to $94,172 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $204,117, exclusive of board committee fees. Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum. Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees. The remuneration of non-executive directors for the periods ended 30 June 2012 and 30 June 2011 is detailed in table 1 of this report. Executive Remuneration The executive pay and reward framework has two components: • fixed remuneration including base pay and benefits; and • variable remuneration including performance related bonuses and equity plans. As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones. Fixed remuneration The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market. Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company. Fixed remuneration is generally reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management. The Company does not pay retirement benefits to any senior executives other than contributing superannuation to the senior executives’ fund of choice. This benefit forms part of the senior executives’ base remuneration. The fixed remuneration component of executives is detailed in table 2. Performance related bonuses Performance related bonuses to eligible executives of the Manufacturing division of $1,523 were paid in 2012 financial year. Directors’ report for the year ended 30 June 2012

Directors' report for the year ended 30 June 2012

10 REMUNERATION REPORT - AUDITED (Cont'd)

Retention Bonus
No retention bonuses were paid throughout the 2012 financial year.

Retirement benefits
The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans
The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 12.

Group Performance
In considering the consequences of the Company's performance on shareholder wealth the Board are focused on total shareholder returns. In the Company's case this consists of the movement in the Company's share price rather than the payment of dividends. Given the current stage of the Company's development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company's share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2012	2011	2010	2009	2008
Share price at end of year	$0.14	$0.23	$0.40	$0.85	$1.38
Change in share price	$(0.09)	$(0.17)	$(0.45)	$(0.53)	$(3.22)
Market capitalisation at end of year plus amounts distributed to shareholders during the year [1]	$3,459,274	$5,683,092	$9,883,639	$59,399,732	$83,343,570
Change in market capitalisation	$(2,223,819)	$(4,200,546)	$(49,516,094)	$(23,943,837)	$(189,956,430)
Total Key Management Personnel remuneration	$1,205,563	$1,916,518	$1,285,875	$1,561,966	$2,614,087

[1] The Company executed a $39,419,637 off-market share buy-back in April 2009.

18 Progen Pharmaceuticals Limited

Directors' report for the year ended 30 June 2012

10 REMUNERATION REPORT - AUDITED (Cont'd)

B. Details of remuneration of key management personnel

Table 1. Non-executive directors' remuneration for the year ended 30 June 2012

Directors		Short term			Post employment	Termination Payment $	Share-based payment	Total $
		Salary and fees $	Cash bonus $	Non monetary benefits $	Super-annuation $		Options $	
Stuart James	**2012**	**200,246**	-	-	**18,022**	-	-	**218,268**
	2011	138,480	-	-	12,463	-	-	150,943
Thomas James Burt[1]	**2012**	**18,867**	-	-	-	**69,000**	-	**87,867**
	2011	75,470	-	-	-	-	-	75,470
John Chiplin[2]	**2012**	**8,744**	-	-	-	-	-	**8,744**
	2011	61,321	-	-	-	-	-	61,321
Julie Cherrington[2]	**2012**	**10,762**	-	-	-	-	-	**10,762**
	2011	75,472	-	-	-	-	-	75,472
Heng Tang	**2012**	**75,543**	-	-	-	-	-	**75,543**
	2011	71,837	-	-	3,635	-	-	**75,472**
Paul Lin[3]	**2012**	-	-	-	-	-	-	-
	2011	59,106	-	-	-	-	-	**59,106**
Woei-Jia Jiang	**2012**	**86,396**	-	-	**7,776**	-	-	94,172
	2011	-	-	-	-	-	-	-
Total - Non-exective directors	**2012**	**400,558**	-	-	**25,798**	**69,000**	-	495,356
	2011	481,686	-	-	16,098	-	-	497,784

[1] Resigned 30 November 2011
[2] Resigned 22 August 2011
[3] Resigned 16 June 2011

Annual Report 2012 19

Directors' report for the year ended 30 June 2012

10 REMUNERATION REPORT - AUDITED (Cont'd)

B. Details of remuneration of key management personnel *(Cont'd)*

Table 2. Remuneration for the other key management personnel for the year ended 30 June 2012.

Other key management personnel		Short term			Post employment		Share-based payment		Options Remune-ration
		Salary and fees $	Cash bonus $	Non monetary benefits $	Super-annuation $	Termination Payment $	Options $	Total $	%
Laurence Marton[1]	**2012**	-	-	-	-	-	-	-	-
	2011	218,621		18,645[5]	-	39,449	-	276,715	-
Paul Dixon[2]	**2012**	**170,086**	-	-	**1,296**	-	**(3,511)**	**167,871**	**(2.1)**
	2011	149,350	4,500	-	13,847	-	3,511	171,208	2.1
Darryn Bampton[3]	**2012**	**114,552**	-	-	**10,325**	**34,629**	**1,873**	**161,379**	**1.2**
	2011	149,350	1,650	-	13,590	-	1,873	166,463	1.1
Susan MacLeman[4]	**2012**	**49,863**	-	-	**11,488**	**181,481**	**104,107**	**346,939**	**30.0**
	2011	303,738	87,210	-	35,185	-	68,170	494,303	13.8
Fleur Lankesheer	**2012**	**170,587**	-	-	**15,353**	-	**1,404**	**187,344**	**0.7**
	2011	154,552	-	-	13,910	-	1,404	169,866	0.8
Leslie Tillack	**2012**	**119,380**	**1,523[6]**	-	**10,881**	-	-	**131,784**	-
	2011	115,566	13,750	-	11,638	-	-	140,954	-
Total – other key management personnel	**2012**	**624,468**	**1,523**	-	**49,343**	**216,110**	**103,873**	**995,317**	**10.5**
	2011	1,091,177	107,110	18,645	88,170	39,449	74,958	1,419,509	5.2

[1] Resigned 31 October 2010
[2] Resigned 15 July 2011, however continued as a consultant in the same capacity
[3] Terminated 28 February 2012
[4] Resigned 26 August 2011
[5] US based health plans
[6] The percentage bonus paid to Leslie Tillack was 1.2%. For all other Key Management Personnel the percentage bonus earned was 0%

C. Service agreements

The Company's policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

F Lankesheer, *Director of Business Development and Legal*
- Term of agreement – unlimited, capable of termination on notice of 4 weeks.
- Base salary, inclusive of superannuation, of $185,940, last reviewed on 3 July 2011

L Tillack, *Chief Executive Officer - PharmaSynth*
- Term of agreement – unlimited, capable of termination on notice of 26 weeks.
- Base salary, inclusive of superannuation, of $130,261, last reviewed on 3 July 2011

P Dixon, *General Manager - Finance and Company Secretary*
- Term of consultancy agreement – variable depending on completion of projects
- Consulting fees paid on an hourly rate
- No allowance for a termination payment

20 Progen Pharmaceuticals Limited

Directors' report for the year ended 30 June 2012

10 REMUNERATION REPORT - AUDITED (Cont'd)

D. Share-based payments

During the 2012 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

Of the 1,000,000 options granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year, the first tranche of 166,667 options were forfeited following the market share price conditions not being met during the 2011 year. The remaining tranches totalling 833,333 options were forfeited on 26 February 2012 per the terms of the Progen Directors and Employee Option Incentive Plan.

There were no options granted during the 2012 financial year.

Table 3: Number of options vested and forfeited during the year for KMP

	Grant date	Expiry date	No. of options vested	% options vested[3]	% options forfeited
S MacLeman	29-Mar-2010	29-Mar-2015[2]	166,667[1]	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015[2]	166,667[1]	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015[2]	250,000[1]	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015[2]	250,000[1]	100%	0%
P Dixon	01-Jan-2011	01-Jan-2016	-	0%	100%
D Bampton	01-Jan-2011	01-Jan-2016	40,000	100%	0%
F Lankesheer	01-Jan-2011	01-Jan-2016	30,000	100%	0%

[1] Forfeited on 26 February 2012 following the redundancy of the CEO position. These options vested in August following the CEO's redundancy under the terms of the Progen Directors and Employee Option Incentive Plan.
[2] Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.
[3] Represents options forfeited prior to vesting.

The following table summarises the value of options granted, exercised or expired during the 2012 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year[1] $
S MacLeman	-	-	-
P Dixon	-	-	-
D Bampton	-	-	-
F Lankesheer	-	-	-

1 Value of options that lapsed during the year due to the failure to satisfy a vesting condition (calculated at lapse date but assuming the vesting condition was satisfied).

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

END – Remuneration Report

11 LOANS TO DIRECTORS AND EXECUTIVES

No loans have been paid to Company directors or executives during or since the end of the financial year.

12 ENVIRONMENTAL REGULATIONS

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

Annual Report 2012 21

Progen Pharmaceuticals Limited Directors’ report for the year ended 30 June 2012 13 ROUNDING In the 2011 financial year the amounts contained in the directors report and in the financial report were rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100. The Company was an entity to which the Class Order applied. For the year ended 30 June 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding. 14 INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report. The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies. During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited. The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company. No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company. 15 AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES A copy of the Company’s auditors’ independence declaration is set out on page 21. Non-audit services The following non-audit services were provided by the entity’s auditor, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice). The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised. During the year, the company received non-audit services from BDO in relation to Tax consultancy services. BDO received or are due to receive the following amounts for the provision of non-audit services: Tax related servics The following non-audit services were provided by the entity’s previous auditor, Ernst & Young. The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised. During the year, the company received non-audit services from Ernst & Young in relation to Tax consultancy services. Tax related services Signed in accordance with a resolution of the directors. $ 17,380 17,380 $ 15,939 15,939 H. Tang Director Date: 31 August 2012 S. James Chairman Date: 31 August 2012

BDO

Tel: +61 2 9251 4100Fax: +61 2 9240 9821
www.bdo.com.au

Level 10, 1 Margaret St
Sydney NSW 2000
Australia

DECLARATION OF INDEPENDENCE BY ALBERT LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor of Progen Pharmaceuticals Limited for the year ended 30 June 2012, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect Progen Pharmaceuticals Limited and the entities it controlled during the period.

Albert Loots
Partner

BDO East Coast Partnership
Brisbane, 31 August 2012

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent members firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each state or Territory other than Tasmania.

Annual Report 2012 23

Progen Pharmaceuticals Limited STATEMENT OF COMPREHENSIVE INCOME for the year ended 30 June 2012 Consolidated Notes 2012 $ 2011 $ REVENUE 4 (a) 2,834,890 3,610,695 Other income 4 (b) 56,195 55,752 2,891,085 3,666,447 EXPENSES Research and development expenses 1,455,733 2,882,947 Manufacturing facility expenses 2,670,949 2,506,383 Administrative and corporate expenses 1,821,647 4,181,742 Impairment loss 1,494 53,911 Other expenses 4 (f) 381,660 139,170 6,331,483 9,764,153 NET LOSS FROM OPERATIONS (3,440,398) (6,097,706) INCOME TAX EXPENSE 6 - - NET LOSS FOR YEAR (3,440,398) (6,097,706) OTHER COMPREHENSIVE INCOME Foreign currency translation (1,926) (12,049) TOTAL COMPREHENSIVE INCOME FOR THE YEAR (3,442,324) (6,109,755) Basic and diluted loss per share (cents per share) 7 (13.9) (24.7) The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Annual Report 2012 STATEMENT OF FINANCIAL POSITION as at 30 June 2012 Consolidated Notes 2012 $ 2011 $ ASSETS Current Assets Cash and cash equivalents 9 1,834,442 6,332,589 Held-to-maturity investments 9 3,188,688 4,115,000 Trade and other receivables 10 1,837,115 1,014,561 Prepayments 116,937 103,232 Other assets - 73,688 Total Current Assets 6,977,182 11,639,070 Non-current Assets Other assets 13,000 13,164 Prepayments 95,327 129,991 Plant and equipment 11 290,463 398,208 Total Non-current Assets 398,790 541,363 TOTAL ASSETS 7,375,972 12,180,433 LIABILITIES Current Liabilities Trade and other payables 13 1,355,678 2,732,997 Provisions 14 188,525 275,821 Total Current Liabilities 1,544,203 3,008,818 Non-current Liabilities Provisions 14 158,767 180,142 Total Non-current Liabilities 158,767 180,142 TOTAL LIABILITIES 1,702,970 3,188,960 NET ASSETS 5,673,002 8,991,473 EQUITY Contributed equity 15 152,217,594 152,217,594 Reserves 16 3,559,723 3,437,796 Accumulated losses 16 (150,104,315) (146,663,917) TOTAL EQUITY 5,673,002 8,991,473 The above statement of financial position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June 2012

Contributed Equity

	Number of ordinary shares	Amount $	Accumulated losses $	Employee reserve $	Foreign currency translation $	Total $
Consolidated						
At 1 July 2010	**24,709,097**	**152,217,594**	**(140,566,211)**	**3,281,236**	**84,946**	**15,017,565**
Loss for the year	-	-	(6,097,706)	-	-	(6,097,706)
Other Comprehensive Income	-	-	-	-	(12,049)	(12,049)
Total Comprehensive Income for the period	**-**	**-**	**(6,097,706)**	**-**	**(12,049)**	**(6,109,755)**
Transactions with owners in their capacity as owners						
Share-based payments to employees	-	-	-	83,663	-	83,663
At 30 June 2011	**24,709,097**	**152,217,594**	**(146,663,917)**	**3,364,899**	**72,897**	**8,991,473**

	Number of ordinary shares	Amount $'000	Accumulated losses $'000	Options reserve $'000	Foreign currency translation $'000	Total $'000
Consolidated						
At 1 July 2011	**24,709,097**	**152,217,594**	**(146,663,917)**	**3,364,899**	**72,897**	**8,991,473**
Loss for the year		-	(3,440,398)	-	-	(3,440,398)
Other Comprehensive Income	-	-	-	-	(1,926)	(1,926)
Total Comprehensive Income for the period						
Transactions with owners in their capacity as owners						
Share-based payments to employees	-	-	-	123,853	-	123,853
At 30 June 2012	**24,709,097**	**152,217,594**	**(150,104,315)**	**3,488,752**	**70,971**	**5,673,002**

The above statement of changes in equity should be read in conjunction with the accompanying notes.

26 Progen Pharmaceuticals Limited

Annual Report 2012 STATEMENT OF CASH FLOWS for the year ended 30 June 2012 Consolidated Notes 2012 $ 2011 $ CASH FLOWS FROM OPERATING ACTIVITIES Receipts from customers 2,168,080 3,853,593 Payments to suppliers, employees and others (7,827,637) (9,047,303) Interest received 313,251 551,496 Finance costs - (8,698) NET CASH FLOWS (USED IN) OPERATING ACTIVITIES 9 (5,346,306) (4,650,912) CASH FLOWS FROM INVESTING ACTIVITIES Proceeds from short term investments 926,312 7,135,288 Purchase of plant and equipment 11 (77,147) (63,298) Proceeds from sale of plant and equipment 991 26,214 NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES 850,156 7,098,204 CASH FLOWS FROM FINANCING ACTIVITIES - - NET CASH FLOWS FROM FINANCING ACTIVITIES - - NET (DECREASE)/INCREASE IN CASH HELD (4,496,150) 2,447,292 Net foreign exchange differences (1,997) (7,068) Cash and cash equivalents at beginning of period 6,332,589 3,892,365 CASH AND CASH EQUIVALENTS AT END OF THE PERIOD 9 1,834,442 6,332,589 The above statement of cash flows should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited NOTES TO THE FINANCIAL STATEMENTS 01 CORPORATE INFORMATION The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of the directors on 31 August 2012. Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3. 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of preparation These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements. For the year ended 30 June 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding. Going Concern The Group incurred a net loss of $3,440,398 for the year ended 30 June 2012. As at 30 June 2012 the consolidated entity has cash and held-to-maturity investments of $5,023,130, net current assets of $5,432,979 and net assets of $5,673,002. Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses management anticipates that a capital raising may be required to continue to fund operations. The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following: • the ability of the company to raise additional capital in the form of equity and/or government sponsored research; • the continued support of current shareholders; and • the ability to successfully develop and extract value from its projects that are under development. These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern. The directors believe that the going concern basis of preparation is appropriate due to the following reasons: • To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and • The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities. Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern. Statement of compliance The consolidated financial statements of the Progen Pharmaceuticals Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). New accounting standards and interpretations (i) Changes in accounting policy and disclosures None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods. New standards and interpretations issued but not yet effective Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2012. AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the Group.

Annual Report 2012 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) AASB 10: ‘Consolidated Financial Statements’ This standard replaces part of IAS 27: ‘Consolidated and Separated Financial Statements’ and is applicable for the annual period beginning 1 January 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously included in the Group resulting in more assets and liabilities on the books. The Group is currently assessing the impact of this standard. AASB 11: ‘Joint Arrangements’ This standard replaces IAS 31: ‘Interest in Joint Ventures’ and is applicable for annual periods beginning on or after 1 January 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Group will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and therefore the potential impacts of a change on the presentation of the Financial Statements. The Group is currently assessing the impact of this standard. AASB 12: ‘ Disclosure of interest in other Entities’ This standard is applicable for annual reporting periods beginning on or after 1 January 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is assessing the impact of this standard. AASB 13: ‘Fair Value Measurement’ This standard establishes a single source of guidance for determining the fair value of assets and liabilities. The Group is currently assessing the impact of this standard. AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). The adoption of these amendments from 1 July 2013 will remove the duplication of information relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the Group. AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a tight to the net assets are accounted for using the equity method. The standard becomes effective on financial years commencing on or after 1 January 2013. The group does not currently have any joint arrangements and therefore will not be impacted by this standard. Basis of consolidation The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Progen Pharmaceuticals Limited as at 30 June 2012 and the results of all subsidiaries for the year then ended. Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group. Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity. Business combinations and asset acquisitions The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity. All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired. Notes to the financial statements for the year ended 30 June 2012

Progen Pharmaceuticals Limited 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) Business combinations and asset acquisitions (cont’d) Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Significant accounting judgements, estimates and assumptions The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are: Revenue recognition The Group has recognised revenue amounting to $149,213 for delivery of manufacturing contract services to its licensee, Medigen Biotechnology Corporation. The amount has been determined based on a percentage in reference to the actual costs incurred to date as a percentage of total actual and estimated costs to complete. The group is confident that the contract will be delivered as agreed and/or communicated to Medigen. Accordingly, rescission of the manufacturing contract is not expected. It is therefore appropriate to recognise revenue on these transactions during 2012. The profit recognised for this contract was $79,156. The group would suffer an estimated pre-tax loss of $944,428 in its 2013 financial statements if the contract is cancelled, $79,156 being the reversal of 2012 profits and $865,272 of costs in relation to the manufacturing contract delivery. Revenue recognition – refer note 4 Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised: (i) Rendering of services Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract. (ii) Interest income Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset. Leases – refer note 4 and note 18 The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset. Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases. Cash and cash equivalents / short term investments – refer note 9 Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less. For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Held to maturity investments – refer note 9 Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months. Restricted short-term deposits As at 30 June 2012 restricted term deposits totalling $13,000 (2011: $86,852) were held under bank guarantees relating to the Group’s leased premises. Trade and other receivables – refer note 10 Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified. Investment and other financial assets Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories. When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss. Recognition and Derecognition All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred. Notes to the financial statements for the year ended 30 June 2012

Annual Report 2012 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) Foreign currency translation (i) Functional and presentation currency The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below). (ii) Transactions & balances Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. (iii) Translation of Group Companies functional currency to presentation currency The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period. Assets and liabilities are translated at exchange rates prevailing at the relevant balance date. Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity. Income tax – refer note 6 Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date. Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences except: • when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or • when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except: • when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or • when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority. Other taxes Revenues, expenses and assets are recognised net of the amount of GST except: • when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and • receivables and payables, which are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position. Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority. Notes to the financial statements for the year ended 30 June 2012

Progen Pharmaceuticals Limited 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) Plant and equipment – refer note 11 Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows: Plant and equipment 5 to 10 years Office furniture and equipment 3 to 10 years Leasehold improvements 3 to 6 years The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end. (i) Impairment The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value. An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount. (ii) Derecognition and disposal An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised. Intangible assets Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset. Trade and other payables – refer note 13 Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Provisions – refer note 14 Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost. Notes to the financial statements for the year ended 30 June 2012

Annual Report 2012 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) Make good provision Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises. The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term. These future cost estimates are discounted to their present value. Employee leave benefits (i) Wages, salaries, annual leave and sick leave Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable. (ii) Long service leave The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows. Share-based payment transactions – refer note 12 (i) Equity-settled transactions: The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions). The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 12. The fair value of shares is determined by the market value of the Group’s shares at grant date. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition. If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification. If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share. Contributed equity – refer note 15 Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Earnings per share – refer note 7 Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element. Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for: • costs of servicing equity; • the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares; • the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and • dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element. Notes to the financial statements for the year ended 30 June 2012

Progen Pharmaceuticals Limited 02 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d) Operating segments – refer note 3 Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments. Research and development costs Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs. 03 OPERATING SEGMENTS The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity. The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions. The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,176,000 (2011 – $2,079,000), and the total revenue from external customers in other countries is $659,000 (2011 –$1,532,000). Segment revenues are allocated based on the country in which the customer is located. Revenues of $853,000 (2011:$597,000) were derived from a single external customer located in Taiwan. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions. All non-current assets are located in Australia for 2012 and 2011. Notes to the financial statements for the year ended 30 June 2012

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 03 OPERATING SEGMENTS (Cont’d) Research & Development $ Manufacturing $ Total $ Operating segments 2012 Operating revenue Sales to external customers - 2,008,145 2,008,145 Total segment revenue - 2,008,145 2,008,145 Unallocated revenue License fee income - - 510,360 Interest income - - 316,385 Total revenue 2,834,890 Segment result (1,455,733) (662,804) (2,118,537) Corporate and administrative costs (includes unallocated other income) - - (1,320,367) Impairment loss - - (1,494) Operating loss (3,440,398) 2012 Assets Segment assets 143,396 1,884,373 2,027,769 Cash, cash equivalents and held to maturity investments - - 5,023,130 Other assets - - 325,073 Total assets 7,375,972 Liabilities Segment liabilities 47,102 271,072 318,174 Unallocated liabilities - - 1,384,796 Total liabilities 1,702,970 Other segment information Acquisition of plant and equipment and other non-current assets - 73,294 73,294 Unallocated acquisition of plant and equipment and other non-current assets - - 3,853 Depreciation and amortisation 46,975 116,168 163,143 Unallocated depreciation and amortisation - - 8,838

Progen Pharmaceuticals Limited Notes to the financial statements for the year ended 30 June 2012 03 OPERATING SEGMENTS (Cont’d) Research & Development $ Manufacturing $ Total $ Operating segments 2011 Operating revenue Sales to external customers - 2,584,456 2,584,456 Total segment revenue - 2,584,456 2,584,456 Unallocated revenues License fee income - - 474,744 Interest income - - 551,495 Total revenue 3,610,495 Segment result (2,882,947) 74,945 (2,808,002) Corporate and administrative costs (includes unallocated other income) - - (3,235,793) Impairment loss - - (53,911) Operating loss (6,097,706) 2011 Assets Segment assets 147,693 1,144,760 1,292,453 Cash, cash equivalents and held to maturity investments - - 10,447,589 Other assets - - 440,391 Total assets 12,180,433 Liabilities Segment liabilities 242,718 708,566 951,284 Unallocated liabilities - - 2,237,676 Total liabilities 3,188,960 Other segment information Acquisition of plant & equipment, and other non-current assets 34,991 6,340 41,331 Unallocated acquisition of plant & equipment, and other non-current assets - - 21,967 Depreciation and amortisation 52,090 142,010 194,100 Unallocated depreciation and amortisation - - 44,430

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 04 REVENUE AND EXPENSES 2012 $ 2011 $ (a) Revenue Manufacturing services revenue 2,008,145 2,584,456 License fee revenue 510,360 474,744 Interest revenue 316,385 551,495 Total revenue from continuing operations 2,834,890 3,610,695 (b) Other income Other 56,195 55,752 Total other income 56,195 55,752 (c) Depreciation, amortisation and foreign exchange differences Depreciation 170,488 238,530 Impairment loss 1,494 53,911 Net foreign exchange loss/ (gain) (39,013) 70,498 (d) Lease payments Minimum lease payments – operating leases 117,862 679,200 (e) Employee benefit expenses Wages and salaries 1,875,886 2,761,683 Long service leave provision 21,184 9,324 Share-based payment expense 123,853 83,663 2,020,923 2,854,670 (f) Other expenses Bad debt expense 345,368 107,376 Royalty fee expense 36,292 31,794 381,660 139,170

Progen Pharmaceuticals Limited Notes to the financial statements for the year ended 30 June 2012 05 PARENT ENTITY DISCLOSURE Parent entity information required to be disclosed in accordance with the Corporations Act 2001: Parent 2012 $ 2011 $ Current assets 5,684,465 11,247,375 Total assets 6,311,235 11,937,392 Current liabilities 244,728 3,150,853 Total liabilities 380,938 3,446,913 Shareholders’ equity Contributed equity 152,217,594 152,217,594 Options reserve 3,488,752 3,364,899 Accumulated losses (149,776,049) (147,092,014) 5,930,297 8,490,479 Net loss for the year (2,684,034) (6,281,146) Total comprehensive income (2,684,034) (6,281,146) The parent entity has no contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment. 06 INCOME TAX Consolidated 2012 $ 2011 $ The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows: Prima facie tax on loss before income tax @ 30% (1,032,119) (1,829,312) Tax effect of amounts which are not deductible (taxable) in calculating taxable income: - Non deductible items 40,153 44,921 Foreign tax rate adjustment (109,685) (199,802) Deferred tax assets not recognised 1,101,651 1,984,193 Income tax benefit attributable to current year losses - -

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 06 INCOME TAX (Cont’d) 2012 $ 2011 $ Deferred income tax Deferred income tax at 30 June relates to the following: Deferred tax liabilities Interest on short-term investments (22,463) (24,303) Work in progress (339,613) - Prepayment and other asset (1,292) - Deferred tax assets Unrealised foreign currency loss 20,840 18,798 Bad debt provision 135,823 57,058 Unearned revenue 266,361 - Sundry creditors and accruals 34,844 245,309 Depreciation 156,399 200,406 Employee entitlements 65,587 82,954 Make good obligation 38,600 48,905 Share issue costs, legal and management consulting fees 199,561 306,011 Patent costs 131,399 322,742 Other costs not yet deductible 181,000 1,239,512 Losses available for offset against future taxable income 48,187,920 46,973,273 Deferred tax asset 50,515,745 49,470,665 Net deferred tax asset not recognised (50,515,745) (49,470,665) Net deferred income tax assets - - The benefit of the deferred tax asset will only be obtained if: (i) future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated; (ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and (iii) no changes in tax legislation adversely affect the Group in realising the benefit. The Group has tax losses arising in Australia of $150,010,411 (2011: $147,554,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules. The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2011: US$8,296,000) and US$63,000 (2011: US$63,000), which have a carry forward period between 2028 – 2029 are available a maximum of 20 years, subject to a continuity of ownership test. 07 EARNINGS/(LOSS) PER SHARE The following reflects the income and share data used in the basic and diluted earnings per share computations: Consolidated 2012 $ 2011 $ Loss used in calculating basic and diluted loss per share (3,440,398) (6,097,706) Number of shares Number of shares Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share 24,709,097 24,709,097 Basic and diluted earnings/(loss) per share (cents per share) (13.9) (24.7)

Progen Pharmaceuticals Limited Notes to the financial statements for the year ended 30 June 2012 07 EARNINGS/(LOSS) PER SHARE (Cont’d) Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares. There are 337,000 (2011: 1,441,331) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive. 08 DIVIDENDS PAID AND PROPOSED The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term. 09 CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS Consolidated 2012 $ 2011 $ Cash and cash equivalents Cash at bank and on hand 1,834,442 1,752,636 Short-term deposits - 4,579,953 Cash and cash equivalents 1,834,442 6,332,589 Held to maturity investments Term deposit (> than 3 months maturity) 3,188,688 4,115,000 Held to maturity investments 3,188,688 4,115,000 Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Short-term investments are made for periods of 4 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates. 2012 $ 2011 $ Reconciliation of net loss after tax to net cash flows from operations Net loss (3,440,398) (6,097,706) Adjustments for: Depreciation 170,488 238,530 Impairment loss 1,494 53,911 Share options expensed 123,853 83,663 Net book value of plant and equipment written-off - 9,841 Loss (gain) on disposal of plant and equipment 11,990 (7,866) Changes in operating assets and liabilities Increase in trade and other receivables (822,554) (12,232) Decrease in prepayments and other assets 94,811 59,030 (Decrease)/Increase in trade and other payables (1,377,319) 1,049,489 (Decrease)/Increase in make good provision (34,347) 3,636 Decrease in provisions (74,324) (31,208) Net cash used in operating activities (5,346,306) (4,650,912)

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 10 TRADE AND OTHER RECEIVABLES Current 2012 $ 2011 $ Trade receivables 818,580 235,812 Other receivables (i) 1,471,280 968,943 Provision for impairment of receivables (a) (452,745) (190,194) Total current trade and other receivables 1,837,115 1,014,561 (i) Other receivables are non-interest bearing and are generally on 30-90 day terms. Balance includes accrued sales not yet billed which account for $1,132,045 (2011: $ 833,651). a) Impaired trade and other receivables As at 30 June 2012 current trade and other receivables of the group with a nominal value of $452,745 (2011 – $190,194) were impaired. The amount of the impairment recognised in the 2012 year was $345,369 (2011 – $107,376). The individually impaired receivables mainly relate to the withholding tax on milestone payments from licensee, Medigen Biotechnology Corp (Taiwan). The ageing of trade receivables is as follows: Consolidated 2012 $ 2011 $ 1 to 3 months 600,222 150,143 3 to 6 months 1,478 2,851 Over 6 months 216,880 82,818 818,580 235,812 Movements in the provision for impairment of receivables are as follows: Consolidated 2012 $ 2011 $ At 1 July 190,194 82,818 Provision for impairment recognised during the year 345,369 107,376 Receivables written off during the year as uncollectible (82,818) - Unused amount reversed - - At 30 June 452,745 190,194 The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. (b) Past due but not impaired As at 30 June 2012, trade receivables of $157,231 (2011 – $6,667) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows: Consolidated 2012 $ 2011 $ Up to 3 months 135,312 3,816 3 – 6 months 1,478 2,851 over 6 months 20,441 - 157,231 6,667 Based on the credit history of these other classes, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables. The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due. (c) Concentration of credit risk The Group has two concentrations of credit risk. It has a receivable from Medigen Biotechnology Corp (Taiwan) amounting to $222,929 and Prima Biomed amounting to $336,670.

Notes to the financial statements for the year ended 30 June 2012

11 NON-CURRENT ASSETS - PLANT & EQUIPMENT

	Consolidated						
	1 July 2011 $	Translation adjustment $	Additions $	Disposals $	Depreciation $	Impairment $	30 June 2012 $
CONSOLIDATED							
Plant & equipment							
At cost	4,467,995	-	68,125	-	-	-	4,536,120
Accumulated depreciation	(4,121,096)	-	-	-	(147,855)	-	(4,268,951)
	346,899	-	68,125	-	(147,855)	-	267,169
Office equipment							
At cost	170,737	-	9,022	(49,149)	-	-	130,610
Acquisition of assets	28,738	-	-	-	-	-	28,738
Translation adjustment	1,737	71	-	-	-	-	1,809
Accumulated depreciation	(152,205)	-	-	36,168	(20,331)	(1,494)	(137,863)
	49,007	71	9,022	(12,981)	(20,331)	(1,494)	23,294
Leasehold improvements							
At cost	851,292	-	-	(214,138)	-	-	637,154
Accumulated depreciation	(795,079)	-	-	160,227	(2,302)	-	(637,154)
Impairment	(53,911)	-	-	53,911	-	-	-
	2,302	-	-	-	(2,302)	-	-
TOTAL	**398,208**	**71**	**77,147**	**(12,981)**	**(170,488)**	**(1,494)**	**290,463**

	Consolidated						
	1 July 2010 $	Translation adjustment $	Additions $	Disposals $	Depreciation $	Impairment $	30 June 2011 $
CONSOLIDATED							
Plant & equipment							
At cost	4,780,385	-	29,295	(341,685)	-	-	4,467,995
Accumulated depreciation	(4,288,864)	-	-	341,685	(173,917)	-	(4,121,096)
	491,521	-	29,295	-	(173,917)	-	346,899
Office equipment							
At cost	227,228	-	34,003	(90,494)	-	-	170,737
Acquisition of assets	28,738	-	-	-	-	-	28,738
Translation adjustment	4,913	(3,176)	-	-	-	-	1,737
Accumulated depreciation	(181,015)	-	-	60,833	(32,023)	-	(152,205)
	79,864	(3,176)	34,003	(29,661)	(32,023)	-	49,007
Leasehold improvements							
At cost	851,292	-	-	-	-	-	851,292
Accumulated depreciation	(762,489)	-	-	-	(32,590)	-	(795,079)
Impairment	-	-	-	-	-	(53,911)	(53,911)
	88,803	-	-	-	(32,590)	(53,911)	2,302
TOTAL	**660,188**	**(3,176)**	**63,298**	**(29,661)**	**(238,530)**	**(53,911)**	**398,208**

42 Progen Pharmaceuticals Limited

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 12 SHARE BASED PAYMENTS (a) Employee option plan The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting. Options granted to Company employees are issued under the Employee Plan. Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price. The exercise price, except for the 1,000,000 options granted to the CEO in 2011, is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted. 166,667 share options were forefeited due to non-satisfaction of market conditions, and the remaining options were cancelled on 26 February 2012 following the termination of the CEO position, as per the rules of the Employee Share Option Plan. Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise. When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire. Options must be exercised by the expiry dates or they lapse. The vesting period is generally 12 months of service from the grant date. At 30 June 2012 there were 337,000 (2011: 1,441,333) options over ordinary shares outstanding. (b) Consultant option plan On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”). The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months. Information with respect to the number of all options granted is as follows: 2012 2011 Number of options Weighted average exercise price $ Number of options Weighted average exercise price $ Beginning of the financial year 1,441,333 1.30 1,459,000 2.56 - granted1 - - 331,000 0.29 - forfeited (1,083,333) 1.02 (4,000) 0.29 - expired (21,000) 2.79 (344,667) 1.77 - exercised - - - - Balance at end of year 337,000 2.11 1,441,333 1.30 Exercisable at end of year 337,000 2.11 281,000 3.35 1 The weighted average fair value at the grant date in the 2012 financial year was $nil (2011: $0.09). The weighted average remaining contractual life of share options outstanding at the end of the period was 1.69 years (2011 – 3.42 years).

Notes to the financial statements for the year ended 30 June 2012

12 SHARE BASED PAYMENTS (Cont'd)

The following table summarises information about all options outstanding at 30 June 2012:

		30 June 2011		30 June 2012	
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011[1]	21,000	2.79	-	-
14 September 2007	13 September 2012[3]	235,000	3.61	185,000	3.61
10 March 2008	10 March 2013[5]	25,000	1.42	-	-
29 March 2010	29 March 2015[2]	166,667	0.80	-	-
29 March 2010	29 March 2015[2]	166,666	0.95	-	-
29 March 2010	29 March 2015[2]	250,000	1.05	-	-
29 March 2010	29 March 2015[2]	250,000	1.15	-	-
1 January 2011	1 January 2016[4]	327,000	0.29	152,000	0.29
		1,441,333		337,000	

[1] The options expired during the year.
[2] Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5. 166,667 options were forfeited due to non-satisfaction of a market condition while 833,333 options were forfeited on 26 February 2012 following the termination of the CEO position.
[3] 50,000 options were forfeited during the year.
[4] 175,000 options were forfeited during the year.
[5] 25,000 options were forfeited during the year.

		30 June 2010		30 June 2011	
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011[1]	24,000	2.79	21,000	2.79
14 September 2007	13 September 2012[2]	310,000	3.61	235,000	3.61
1 February 2008	1 February 2013[3]	100,000	2.22	-	-
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
29 March 2010	29 March 2015[4]	166,667	0.65	-	-
29 March 2010	29 March 2015[4]	166,667	0.80	166,667	0.80
29 March 2010	29 March 2015[4]	166,666	0.95	166,666	0.95
29 March 2010	29 March 2015[4]	250,000	1.05	250,000	1.05
29 March 2010	29 March 2015[4]	250,000	1.15	250,000	1.15
1 January 2011	1 January 2016	-	-	327,000	0.29
		1,459,000		1,441,333	

[1] 3,000 options expired during the year.
[2] 75,000 options expired during the year.
[3] 100,000 options expired during the year.
[4] Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5. The first tranche of 166,667 options forfeited due to non-satisfaction of a market condition.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2012	2011
Expected volatility	-	54.0%
Risk-free rate average	-	5.4%
Expected life average (years)	-	5 years
Dividend yield	-	-
Weighted average exercise price	-	$0.29
Share price at grant date	-	$0.32

44 Progen Pharmaceuticals Limited

Notes to the financial statements for the year ended 30 June 2012

12 SHARE BASED PAYMENTS (Cont'd)

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $123,853 (2011: $83,663).

13 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	2012 $	2011 $
Trade creditors[i]	41,552	232,821
Unearned revenue[ii]	966,898	832,490
Other creditors[iii]	347,228	1,667,686
	1,355,678	2,732,997

Australian dollar equivalents
Australian dollar equivalent of amounts payable in foreign currencies (US$) - $42,771 (2011: $1,759,297).

Terms and conditions
Terms and conditions relating to the above financial instruments:
[i] Trade creditors are non-interest bearing and are normally settled on 30 day terms.
[ii] Unearned income includes $942,898 (2011: $832,490) representing payments in advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.
[iii] Other creditors are non-interest bearing and have a term between 30 days and 12 months

14 PROVISIONS

Make good provision
In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term. The parent provided nil in the year 2012 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a risk free discount rate.

Long service leave provision
Refer to note 2, employee leave benefits for the relevant accounting policy and a discussion of the significant estimates and assumptions applied in the measurement of this provision.

	Consolidated	
	2012 $	2011 $
Make good provision	128,668	163,016
Employee benefits provision		
Long service leave	128,643	125,474
Annual leave	89,981	167,473
	218,624	292,947
	347,292	455,963

Annual Report 2012 45

Notes to the financial statements for the year ended 30 June 2012

14 PROVISIONS (Cont'd)

Movement in provision	Make good provision $	Long service leave $	Annual leave $	Total $
Consolidated				
At 1 July 2011	163,016	167,473	125,474	455,963
Arising during the year	-	132,828	21,184	154,012
Utilised	(34,348)	(210,320)	(18,015)	(262,683)
At 30 June 2012	**128,668**	**89,981**	**128,643**	**347,292**
Current 2012	-	89,981	98,544	188,525
Non-current 2012	128,668	-	30,099	158,767
	128,668	**89,981**	**128,643**	**347,292**
Current 2011	34,348	167,473	74,000	275,821
Non-current 2011	128,668	-	51,474	180,142
	163,016	**167,473**	**125,474**	**455,963**

15 CONTRIBUTED EQUITY

	Consolidated	
	2012 $	**2011 $**
a) Issued and paid up capital		
Ordinary shares fully paid	152,217,594	152,217,594

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

	2012		2011	
b) Movements in shares on issue	**Number of shares**	**$**	**Number of shares**	**$**
Beginning of the financial year	24,709,097	152,217,594	24,709,097	152,217,594
Issued during the year	-	-	-	-
End of the financial year	24,709,097	152,217,594	24,709,097	152,217,594

c) Share options
At 30 June 2012 there were a total of 337,000 (2011: 1,441,333) unissued ordinary shares in respect of which options were outstanding.

Refer to note 12 for more details on unlisted options.

d) Capital risk management
The Group's objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

46 Progen Pharmaceuticals Limited

Annual Report 2012 Notes to the financial statements for the year ended 30 June 2012 16 ACCUMULATED LOSSES & RESERVES Accumulated losses Movement in accumulated losses were as follows: Consolidated 2012 $ 2011 $ Balance 1 July (146,663,917) (140,566,211) Net loss (3,440,398) (6,097,706) Balance 30 June (150,104,315) (146,663,917) Reserves Employee reserve The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration. Employee reserve Consolidated 2012 $ 2011 $ Balance 1 July 3,364,899 3,281,236 Employee option expense 123,853 83,663 Balance 30 June 3,488,752 3,364,899 Foreign currency translation reserve The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. Foreign currency translation reserve Consolidated 2012 $ 2011 $ Balance 1 July 72,897 84,946 Foreign currency translation (1,926) (12,049) Balance 30 June 70,971 72,897 Total Reserves 3,559,723 3,437,796 17 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES The Group’s principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables. The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security. Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations. The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk. The Board reviews and agrees policies for managing each of these risks which are summarised below. Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements. Credit risk The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current. All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating. Refer note 10 for further details on trade and other receivables.

Notes to the financial statements for the year ended 30 June 2012

17 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

Liquidity risk
The Group's objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group's overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

The table below reflects all financial liabilities as of 30 June 2012. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2012. The Group had no derivative financial instruments at 30 June 2012.

The remaining contractual maturities of the Group's financial liabilities are:

	Consolidated	
	2012 $	2011 $
6 months or less	2,552,589	4,012,921

Foreign currency risk
At 30 June 2012, the Group held US$914,342 (2011: US$2,432,141) in cash deposits.

At 30 June 2012, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated	
	2012 $	2011 $
Financial assets		
Cash and cash equivalents	899,855	2,295,122
Financial liabilities		
Trade and other payables	42,771	2,816,200
Net exposure	857,084	(521,078)

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)	
	2012 $	2011 $	2012 $	2011 $
Consolidated				
AUD/USD + 10% (2011: +15%)	(77,917)	67,967	-	-
AUD/USD -10% (2011: - 15%)	95,232	(91,955)	-	-

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk
The Group's exposure to market interest rates relates primarily to the Group's cash and short-term deposits. These deposits are held to fund the Group's ongoing and future drug development activities. Cash at bank of $1,834,442 earns interest at floating rates based on daily and "at call" bank deposit rates. Held to maturity investments of $3,188,688 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group's cash and cash equivalents at 30 June 2012.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group's cash and short-term deposits in existence at the reporting date.

At 30 June 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

48 Progen Pharmaceuticals Limited

Notes to the financial statements for the year ended 30 June 2012

17 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont'd)

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)	
	2012 $	2011 $	2012 $	2011 $
Consolidated				
+ 2.0% / 200 basis points (2011: + 1.0%)	100,463	104,476	-	-
- 0.5% / 50 basis points (2011: - 0.5%)	(25,116)	(52,238)	-	-

The 2012 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents. Following the drop in interest rates during late 2011-12, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity. The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made. The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management's expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group's overall liquidity risk.

	6 months $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %
Consolidated					
Financial instruments 2012					
Consolidated financial assets					
Cash and cash equivalents	1,834,442	-	-	1,834,442	0.0%
Held-to maturity investments	3,188,688	-	-	3,188,688	5.5%
Trade and other receivables	1,837,115	-	-	1,837,115	0.0%
Security deposit	13,000	-	-	13,000	5.1%
	6,873,245	-	-	6,873,245	
Consolidated financial liabilities					
Trade and other payables	388,780	-	-	388,780	0.0%
	388,780	-	-	388,780	
Net Maturity	6,484,465	-	-	6,484,465	

Annual Report 2012 49

Progen Pharmaceuticals Limited Notes to the financial statements for the year ended 30 June 2012 17 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont’d) 1 year or less $ Over 1 to 5 years $ More than 5 years $ Total carrying amount as per the statement of financial position $ Weighted average effective interest rates % Consolidated Financial instruments 2011 Consolidated financial assets Cash and cash equivalents 6,332,589 - - 6,332,589 3.5% Held-to maturity investments 4,115,000 - - 4,115,000 6.0% Trade and other receivables 1,014,561 - - 1,014,561 0.0% Security deposit 86,852 - - 86,852 6.0% 11,549,002 - - 11,549,002 Consolidated financial liabilities Trade and other payables 2,732,997 - - 2,732,997 0.0% 2,732,997 - - 2,732,997 Net Maturity 8,816,005 - - 8,816,005 18 EXPENDITURE COMMITMENTS Consolidated 2012 $ 2011 $ Non-cancellable operating lease commitments Future operating lease commitments not provided for in the financial statements and payable: Minimum lease payments Total not later than one year 143,535 119,612 - later than one and not longer than five years: 143,535 310,993 - aggregate lease expenditure contracted for at balance date 287,070 430,605 19 EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS Consolidated 2012 $ 2011 $ The aggregate employee entitlement liability is comprised of: Accrued wages, salaries and on-costs 23,737 17,213 Provisions (current) 188,525 241,473 Provisions (non-current) 30,099 51,474 242,361 310,160 Superannuation The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees. The Group contributed $228,748 on behalf of employees to superannuation funds (considered a related party) for the year ended 2012 (2011: $276,147).

Notes to the financial statements for the year ended 30 June 2012

20 CONTINGENT LIABILITIES AND ASSETS

License of PI-88 to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen for the global licensing of PI-88, the group's lead anti-cancer product. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer. PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop PI-88 with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on PI-88 sales as well as milestone payments at certain points in the product's development.

21 SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

23 AUDITOR'S REMUNERATION

	Consolidated	
	2012 $	**2011 $**
(a) Amounts received or due and receivable by BDO[1] for:		
Audit or review of the financial reports of the entity		
- The Australian financial reports of the entity	44,000	-
(b) Amounts received or due and receivable by PKF LLP for:		
Audit or review of the financial reports of the entity		
- The US financial report of the entity	25,000	-
	69,000	-
(b) Amounts received or due and receivable by Ernst & Young for:		
- The Australian financial report of the entity	-	117,477
- The US financial reports of the entity	-	50,000
	-	167,477
(c) Other non-audit services in relation to the entity[2]	17,380	-
(d) Other non-audit services performed by other auditor[3]	15,939	4,898
	102,319	172,375

[1] BDO East Coast Partnership ("BDO") (formerly known as PKF East Coast Practice)
[2] Non-audit services received from BDO for tax services
[3] During the current and prior year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company's licensee, Medigen.

23 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a) Remuneration of directors and key management personnel

	2012 $	2011 $
Short term benefits	1,026,549	1,698,618
Post-employment benefits	75,141	104,268
Share-based payments	103,873	74,958
Termination payments	285,110	39,449
Total key management personnel compensation	**1,490,673**	**1,917,293**

Annual Report 2012 51

Progen Pharmaceuticals Limited Notes to the financial statements for the year ended 30 June 2012 23 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (Cont’d) (b) Option holdings of key management personnel (Cont’d) Balance at beginning of period 1 July 2011 Granted as remuneration Options forfeited Options expired Balance at end of period 30 June 2012 At 30 June 2012 Total vested Total non-vested Directors S. B. James - - - - - - - J. Chiplin1 - - - - - - - J. Cherrington1 - - - - - - - T. J. Burt2 - - - - - - - H. Tang - - - - - - - WJ. Jiang - - - - - - - Executives P. Dixon3 75,000 - (75,000) - - - - S. MacLeman4 833,333 - (833,333) - - - - D. Bampton5 40,000 - (40,000) - - - - F. Lankesheer 30,000 - - - 30,000 30,000 - L. Tillack 50,000 - - - 50,000 50,000 - Total 1,028,333 - (948,333) - 80,000 80,000 - 1 Resigned 22 August 2011 2 Resigned 30 November 2011 3 Resigned 15 July 2011 4 Resigned 26 August 2011 5 Terminated 28 February 2012

Notes to the financial statements for the year ended 30 June 2012

23 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (Cont'd)

	Balance at beginning of period 1 July 2010	Granted as remuneration	Options exercised	Options forfeited / expired	Balance at end of period 30 June 2011	At 30 June 2011 Total vested	Total non-vested
Directors							
S. B. James	-	-	-	-	-	-	-
J. Chiplin[1]	-	-	-	-	-	-	-
J. Cherrington1	-	-	-	-	-	-	-
T. J. Burt[2]	-	-	-	-	-	-	-
Dr. P. Lin[7]	-	-	-	-	-	-	-
H. Tang	-	-	-	-	-	-	-
Executives							
L. Marton[3]	100,000	-	-	(100,000)	-	-	-
P. Dixon[4]	-	75,000	-	-	75,000	-	75,000
S. MacLeman[5]	1,000,000	-	-	(166,667)	833,333	-	833,333
D. Bampton[6]	-	40,000	-	-	40,000	-	40,000
F. Lankesheer	-	30,000	-	-	30,000	-	30,000
L. Tillack	50,000	-	-	-	50,000	50,000	-
Total	**1,150,000**	**145,000**	**-**	**(266,667)**	**1,028,333**	**50,000**	**978,333**

[1] Resigned 22 August 2011
[2] Resigned 30 November 2011
[3] Resigned 31 October 2010
[4] Resigned 15 July 2011
[5] Resigned 26 August 2011
[6] Terminated 28 February 2012
[7] Resigned 16 June 2011

Annual Report 2012 53

Notes to the financial statements for the year ended 30 June 2012

23 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (Cont'd)

(c) Shareholdings of key management personnel

	Balance 1 July 11	On exercise of options	Net change other	Balance 30 June 12
Ordinary shares held in Progen Pharmaceuticals Limited				
Directors				
S. B. James	-	-	-	-
J. Chiplin[1]	-	-	-	-
J. Cherrington[1]	-	-	-	-
T. J. Burt[2]	-	-	-	-
H. Tang	1,500	-	-	1,500
WJ Jiang	-	-	109,626	109,626
Executives				
P. Dixon[3]	-	-	-	-
S. MacLeman[4]	-	-	-	-
D. Bampton[5]	-	-	-	-
F. Lankesheer	-	-	-	-
L. Tillack	-	-	-	-
Total	**1,500**	**-**	**109,626**	**111,126**

[1] Resigned 22 August 2011
[2] Resigned 30 November 2011
[3] Resigned 15 July 2011
[4] Resigned 26 August 2011
[5] Terminated 28 February 2012

	Balance 1 July 10	On exercise of options	Net change other	Balance 30 June 11
Ordinary shares held in Progen Pharmaceuticals Limited				
Directors				
S. B. James	-	-	-	-
J. Chiplin[1]	-	-	-	-
J. Cherrington1	-	-	-	-
T. J. Burt[2]	-	-	-	-
Dr. P. Lin[7]	-	-	-	-
H. Tang	1,500	-	-	1,500
WJ Jiang	-	-	-	-
Executives				
L. Marton[3]	-	-	-	-
P. Dixon[4]				
S. MacLeman[5]				
D. Bampton[6]	-	-	-	-
F. Lankesheer	-	-	-	-
L. Tillack	-	-	-	-
Total	**1,500**	**-**	**-**	**1,500**

[1] Resigned 22 August 2011
[2] Resigned 30 November 2011
[3] Resigned 31 October 2010
[4] Resigned 15 July 2011
[5] Resigned 26 August 2011
[6] Terminated 28 February 2012
[7] Resigned 16 June 2011

54 Progen Pharmaceuticals Limited

Notes to the financial statements for the year ended 30 June 2012

23 DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (Cont'd)

(d) Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of Incorporation	% Equity Interest	
		2012	2011
Name			
Progen Pharmaceuticals Inc	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100

(e) Associates

The Group has a 43% interest in EPI Pharmaceuticals Inc. (2011: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2011: nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets $	Liabilities $	Revenue $	Loss $
2012	**-**	**261,591**	**-**	**244,743**
2011	-	13,025		13,016

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities.

Annual Report 2012 55

Progen Pharmaceuticals Limited DIRECTORS’ DECLARATION The directors of the company declare that: 1. The financial statements, comprising the statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and: (a) comply with Accounting Standards and the Corporations Regulations 2001; and (b) give a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date. 2. The company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards. 3. In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable. 4. The remuneration disclosures included in Section 10 of the directors’ report (as part of audited Remuneration Report), for the year ended 30 June 2012, comply with section 300A of the Corporations Act 2001. 5. The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A. This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by: S. James Chairman Date: 31 August 2012 H. Tang Director Date: 31 August 2012

BDO Tel: +61 2 9251 4100Fax: +61 2 9240 9821 www.bdo.com.au Level 10, 1 Margaret St Sydney NSW 2000 Australia INDEPENDENT AUDITOR’S REPORT To the members of Progen Pharmaceuticals Limited Report on the Financial Report We have audited the accompanying financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as to 30 June 2012, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year. Directors’ Responsibility for the Financial Report The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards. Auditor’s Responsibility Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Independence In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporation Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s report. BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania. Annual Report 2012 57

BPO Opinion In our opinion: (a) the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including: (i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date; and (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and the financial report also complies with International Financial Reporting Standards as disclosed in Note 1. Emphasis of matter Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the consolidated entity incurred a new loss of $3,440,398 during the year ended 30 June 2012 and needs to raise additional funds to continue as a going concern. These conditions along with other matters set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business. Report on the Remuneration Report We have audited the Remuneration Report included in Section 10 of the directors’ report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. Opinion In our opinion, the Remuneration Report of Progren Pharmaceuticals Limited for the year ended 30 June 2012 complies with section 300A of the Corporations Act 2001. BDO East Coast Partnership Albert Loots Partner Brisbane, 31 August 2012 BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 27, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania. 58 Progen Pharmaceuticals Limited

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Securities Exchange Ltd not shown elsewhere in this report is as follows. The information is current as at 18 September 2012.

Substantial shareholders

The numbers of shares held by substantial shareholders listed in the Company's ASX register as at 18 September 2012 were:

	Number of ordinary shares held	Percentage
Su Hua Chuang, Fu-Ying Wang, Fu Mei Wang, Pai-Mao Lin	2,122,781	8.59
Medigen Biotechnology Corp.	2,096,482	8.48
CCH Investment Corp & Tzu Liang Huang	1,243,251	5.03

Class of equities and voting rights

The voting rights attached to all ordinary shares in the Company as set out in the Company's constitution are:

a) On a show of hands every Member has one vote;

b) On a poll, every Member has one vote for each fully paid share.

Under the terms of the Company's various option plans there are no voting rights attached to options.

Distribution of equity securities

	Class of Equity Security		
Category (size of holding)	**No. of ordinary shareholders**	**No. of unquoted employee option holders**	**No. of Unquoted consultant and Medigen option holders**
1 – 1,000	1,123	-	-
1,001 – 5,000	885	1	-
5,001 – 10,000	185	2	-
10,001 – 100,000	212	7	-
100,001 and over	31	0	-
TOTAL	**2,436**	**10**	**-**
Shareholders holding less than a marketable parcel of shares	1,606	N/A	N/A

Annual Report 2012 59

Additional ASX information for the year ended 30 June 2012

Names of the twenty largest holders of quoted securities are:

	Listed Ordinary Shares	
	No.	**Percent**
US CONTROL ACCOUNT	2,213,135	8.96
MEDIGEN BIOTECHNOLOGY CORP	2,096,482	8.48
JP MORGAN NOMINEES AUSTRALIA LIMITED	1,428,344	5.78
MISS FU MEI WANG	1,082,564	4.38
MS FU-YING WANG	1,001,749	4.05
MR MIN-HUA YEH	844,894	3.42
NATIONAL NOMINEES LIMITED	674,998	2.73
MR HSIEN-JUNG YANG + MRS MA SHU-HWA YANG	482,679	1.95
MR CHI-LIANG YANG	472,992	1.91
MRS LEE LI HSUEH YANG	422,398	1.71
MR WEN SHUI KUO HUANG + MRS HUANG PI-HSIA KUO	400,000	1.62
MR YUNG-FONG LU	396,816	1.61
MR HO-LUNG WU	388,694	1.57
MR KUN-TE YANG	231,089	0.94
MR FU-CHANG TSAI	227,339	0.92
A BORG PTY LTD	216,466	0.88
MR STEPHEN CHANG + MRS LISA CHANG	211,530	0.86
BACTALL PTY LIMITED	200,000	0.81
CHEMBANK PTY LIMITED	200,000	0.81
CORPORATE PROPERTY SERVICES PTY LTD	188,432	0.76
TOTAL	**13,380,601**	**54.15**

Unquoted Equity Securities:

Number	**No. on issue**	**No. of holders**
Options issued under the Executive Directors and Employees Option Incentive Plan	337,000	11

60 Progen Pharmaceuticals Limited

INTELLECTUAL PROPERTY PORTFOLIO

Progen seeks to secure and protect intellectual property rights for its lead therapeutic products under development. In the past 12 months, Progen was granted key patent rights for the protection of its PG500 series compounds in the United States and Australia.

Progen's published portfolio of patents and patent applications licensed to, co-owned or owned by Progen, as at 30 June 2012, is summarised below:

ANTI-ANGIOGENESIS

Patent Family 1 - Muparfostat (PI-88) and Related Compounds				
PCT Number	**Title**	**Countries**	**Expiry**	**Patent Summary**
PCT/AU1996/00238 (WO/96/033726)	Preparation and Use of Sulfated Oligosaccharides	Granted AU 702500 CA 2,218,872 CN ZL96193563.4 EA 001199 EP 0837683 IL 118047 JP 4514240 KR 10-0591960 MX 243061 NZ 305815 PL 184357 SG 48558 ZA 96/3339 TW 138332 US 6,143,730 BR PI-9608041-8	2016	The invention covered by this family of patents and patent applications generally relates to sulfated oligosaccharides, their preparation and use as anti-angiogenic, anti-metastatic and/or anti-inflammatory agents.
Patent Family 2 – PG545 and Related Compounds				
PCT Number	**Title**	**Countries**	**Expiry**	**Patent Summary**
PCT/AU2005/000314 (WO/05/085264)	Sulfated Oligosaccharide Derivatives	Granted MX 274439 SG 124801 ZA 2006/07057 RU 2006134972 AU 2005219456 US 7,875,592 US 8,173,606 IL 177870 KR 2006-7020704 Pending BR 0508144-0 CA 2,557,989 CN 200580006833.8 EP 05706346.3 HK07113828.4 ID W0200602551 IN 4808/DELNP/2006 JP 2007-501068 NO 20064489 TW 94106609	2025	The invention covered by this family of patents and patent applications generally relates to Progen's PG500 series compounds which are polysulfated oligosaccharides that have activity as inhibitors of heparan sulfate binding proteins and as inhibitors of the enzyme heparanase, their preparation, compositions comprising the compounds and use of the compounds and compositions.

Annual Report 2012 61

Progen Pharmaceuticals Limited Intellectual property portfolio for the year ended 30 June 2012 ANTI-ANGIOGENESIS (Cont’d) Patent Family 2 (Cont’d) PCT Number Title Countries Expiry Patent Summary PCT/AU2008/001535 (WO/09/049370) Novel Sulfated Oligosaccharide Derivatives Granted AU2008314505 ZA 2010/02518 Pending BR 0816613-7 CA 2,704,201 CN 200880116727.9 EP 08837676.7 IN 2683/DELNP/2010 IDW00201001593 IL 205143 JP 2010-529195 KR 2010-7010506 MX 2010/004240 SG 201002385-1 RU 2010119466 US 12/738,552 2028 The invention covered by this family of patents and patent applications generally relates to Progen’s PG500 series compounds which are polysulfated oligosaccharides that have activity as inhibitors of heparan sulfate binding proteins and as inhibitors of the enzyme heparanase, their preparation, compositions comprising the compounds and use of the compounds and compositions.

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